Edward C. Wetmore

Vice President, Secretary

and General Counsel

T 203 265 8634

F 203 265 8827

ewetmore@amphenol.com

June 2, 2008

Mr. Timothy Buchmiller

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Amphenol Corporation
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 1-10879

Dear Mr. Buchmiller:

I am responding to your letter dated May 21, 2008, to Martin H. Loeffler, Chairman and Chief Executive Officer of Amphenol Corporation (“Amphenol” or the “Company”) relating to the above document.  Your May 21, 2008 letter was a response to the Company’s May 13, 2008 letter, which was in turn a response to your comment letter dated April 30, 2008 to Mr. Loeffler.

For ease of reference, I have repeated the Staff’s comment in bold text preceeding the response.

Item 11. Executive Compensation, page 56

1.                                      We note your response to our prior comment 2, however, we continue to believe that you should disclose the information called for in columns (c) through (e) of Item 402(d)(iii) to indicate the threshold, target and maximum amounts as of the date of the initial grants.  If you desire, you may revise the column heading as described in Question 5.02 of Regulation S-K Item 402 Compliance and Disclosure Interpretations (August 8, 2007) available at http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm, and clarify in a footnote to the table in your future filings that the actual payout amounts are reflected in the Summary Compensation Table.

Response

The Company notes the Staff’s comment and will revise its disclosure in future filings, as applicable, to disclose the information called for in columns (c) through (e) of Item 402(d)(iii) to indicate the threshold, target and maximum amounts as of the date of the initial grants.  The Company intends to revise the column heading of the third column of the table reading “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” to read “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” as described in Question 5.02 of Regulation S-K Item 402 Compliance and Disclosure Interpretations (August 8, 2007), and, as applicable, to clarify in a footnote to the table in the Company’s future filings if the actual payout amounts are reflected in the Summary Compensation Table.

* * *

Should you have questions regarding the item addressed in this letter, please contact me at (203) 265-8634 or, in my absence, my colleague Stephen Dorrough at (203) 265-8639.

AMPHENOL CORPORATION

/s/ Edward C. Wetmore
Edward C. Wetmore

Vice President, Secretary and
General Counsel

cc:	Gabriel Eckstein, Staff Attorney, U.S. Securities and Exchange Commission
Members of the Amphenol Corporation Compensation Committee
M.H. Loeffler, Chairman of the Board and Chief Executive Officer
D.G. Reardon, Senior Vice President and Chief Financial Officer
S.B. Dorrough, Esq., Assistant General Counsel